
02005079

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48456

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WAYLAND PARTNERS, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 PINE NEEDLE ROAD
(No. and Street)

WAYLAND (City) MASSACHUSETTS (State) 01778 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Mr. Paul L.Rosenbaum~~ (508) 653-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SULLIVAN & SHUMAN, P.C.
(Name — *if individual, state last, first, middle name*)

3 TECH CIRCLE, NATICK, MASSACHUSETTS 01760
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SULLIVAN & SHUMAN, P.C.
Certified Public Accountants
Three Tech Circle, Natick, MA 01760

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDER
WAYLAND PARTNERS LTD.
WAYLAND, MASSACHUSETTS

We have audited the accompanying statement of financial condition of Wayland Partners Ltd. as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wayland Partners Ltd. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sullivan & Shuman, P.C.

January 28, 2002

WAYLAND PARTNERS LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CASH	$	52,511
ACCOUNTS RECEIVABLE		13,202
SECURITIES OWNED:		
Not readily marketable		84,300
EQUIPMENT, at cost less accumulated depreciation of $9,699		4,632
	$	154,645

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCRUED EXPENSES	$	3,619
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		13,943
Retained earnings		137,083
TOTAL STOCKHOLDER'S EQUITY		151,026
	$	154,645

The accompanying notes are an integral part of the financial statements.